UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13232

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

AIMCO 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Apartment Investment and Management Company
4582 South Ulster Street, Suite 1100
Denver, Colorado 80237

Financial Statements and Schedules
Aimco 401(k) Retirement Plan
December 31, 2016 and 2015, and Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

Benefits Committee
Apartment Investment and Management Company
We have audited the accompanying statements of net assets available for benefits of Aimco 401(k) Retirement Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Aimco 401(k) Retirement Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Aimco 401(k) Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Denver, Colorado
June 23, 2017

Aimco 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets:
Investments, at fair value	$78,866,373	$74,210,518
Notes receivable from participants	1,283,368	1,236,337
Contributions receivable and other assets	126,398	120,957
Total assets	80,276,139	75,567,812

Liabilities:
Excess contributions payable	88,934	134,556
Net assets available for benefits	$80,187,205	$75,433,256

See accompanying notes to financial statements.

Aimco 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

Contributions:
Participant	$3,773,914
Employer	946,745
Rollover	993,162
5,713,821
Investment income:
Interest and dividend income	2,896,458
Net appreciation in fair value of investments	3,378,550
6,275,008
Payments and expenses:
Benefit payments	(7,233,306)
Administrative expenses	(1,574)
(7,234,880)

Net increase in net assets available for benefits	4,753,949
Net assets available for benefits at the beginning of the year	75,433,256
Net assets available for benefits at the end of the year	$80,187,205

See accompanying notes to financial statements.

Aimco 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2016
Note 1 — Description of the Plan
The following description of the Aimco 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan covering all employees of Apartment Investment and Management Company (the “Company” or “Aimco”) who have completed 30 days of service and are age 18 or older, except certain employees covered by collective bargaining agreements who are not eligible to participate in the Plan, unless such collective bargaining agreement provides for the inclusion of such employees as participants in the Plan. The Plan is administered by Fidelity Investments Retirement Services Company and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Each year, participants may contribute to the Plan, on a pretax basis, up to 50% of their eligible compensation, or $18,000 (for 2016), whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions up to $6,000 (for 2016). Participants may also contribute amounts representing distributions from other qualified defined benefit, defined contribution plans and individual retirement accounts (rollovers).
The Company has an employer matching program pursuant to which the Company may make matching contributions at its discretion, and the Company made such contributions in the following manner: (1) a 25% match on participant contributions to the extent of the first 4% of the participant’s eligible compensation; and (2) an additional discretionary lump sum matching contribution to Plan participants following the Plan’s year-end if the Company outperforms on its fiscal year corporate goals, or Key Performance Indicators (“KPIs”). Employer contributions totaled $946,745 for the Plan year ended December 31, 2016, all of which consisted of matching contributions, including a discretionary lump sum contribution of $453,050 made in 2016 that was based on the Company’s achievement of greater than 130% performance against its 2015 KPIs. Of these contributions, $906,478 had been received by the Plan at December 31, 2016, and $40,267 were included in contributions receivable and other assets as of December 31, 2016.
In February 2017, the Company made a discretionary lump sum matching contribution totaling $691,000, or $1,000 per Plan participant, based on the Company’s achievement of greater than 120% performance against its 2016 KPIs. Active participants in the Plan as of December 31, 2016 who had contributed to the plan during the plan year ended 2016 were eligible to receive the contribution. This contribution has been reflected in the Plan’s 2017 financial statements.
Participants direct their contributions and any allocated employer matching contributions into the various investment options offered by the Plan and may change their investment options on a daily basis. As of December 31, 2016, the Plan provided 20 mutual funds and one common/collective fund in which participants were able to choose to invest. Participants may also choose to invest in Aimco’s common shares.
Each participant’s account is credited with the participant’s contributions, Company matching contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are a fixed dollar amount per participant or per transaction type. The benefit to which a participant is entitled is their vested account balance at the time of distribution.
Participants are immediately vested in their voluntary contributions plus actual earnings and losses thereon. Employer contributions under the current matching program are fully vested for those employees who have attained three years of service or will vest after an employee completes three years of service. Certain of the Company’s historical matching contributions vested immediately and those that did not vested fully after three years of service.
Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant’s account. Prior to November 1, 2016, three loans may be outstanding at any time; however, only one new loan is permitted during any 12-month period. Effective November 1, 2016, two loans may be outstanding at any time. Participants with three loans outstanding on this date were allowed to repay the third loan on the previously existing payment schedule.

On termination of service or upon death, disability or retirement, a participant (or the participant’s beneficiary) may elect to receive a distribution equal to the vested value of his or her account, which will be paid out as soon as administratively possible. In-service withdrawals are available in certain limited circumstances, as defined by the Plan.
Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.
Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting. Benefits to participants are recorded when paid.
Investments
The Plan’s investments are measured at fair value. See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan’s realized gains and losses on investments that were both bought and sold during the year as well as unrealized appreciation or depreciation of the investments held at year end.
Notes Receivable from Participants
Notes receivable from participants represent participant loans, all of which are secured by vested account balances of borrowing participants, and are recorded at their outstanding principal balances plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a deemed distribution, the participant loan balance is reduced, and a taxable deemed distribution is recorded.
Excess Contributions Payable
Amounts payable to participants as of December 31, 2016 and 2015, represent contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) for the plan years ended December 31, 2016 and 2015, adjusted by the investment earnings or losses related to these excess contributions. These amounts have been recorded as a liability with a corresponding reduction to contributions and net appreciation/depreciation in fair value of investments. The Plan distributed the excess contributions adjusted for the related investment income or loss to the applicable participants for each of the plan years ended December 31, 2016 and 2015.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Income Tax Status
The Plan utilizes the volume submitter document offered by Fidelity. The Fidelity volume submitter plan has received an advisory letter from the IRS dated March 31, 2014, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2016-6 and 2015-36, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. If any operational issues are identified, the plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has concluded that as of December 31, 2016, the Plan had maintained its tax exempt status and had taken no uncertain positions that required either recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.
Plan Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. The Plan may fund administrative expenses with forfeited balances of terminated participants’ accounts. Any administrative expenses not paid by the Plan will be paid by the Company and are excluded from these financial statements. During the year ended December 31, 2016, forfeited balances of terminated participants’ accounts totaling $1,574 were used to pay administrative expenses. At December 31, 2016 and 2015, there were $252,211 and $179,794 respectively, of forfeited balances of terminated participants’ accounts available to pay future administrative expenses or reduce future employer matching contributions. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate and are included in Net appreciation in fair value of investments on the statement of changes in net assets available for benefits.
Party-in-Interest Transactions
Certain Plan investments in mutual funds and a common collective trust are managed by Fidelity Management Trust Company. Fidelity Management Trust Company also serves as the trustee of the Plan and, therefore, Plan transactions involving these mutual funds and the common/collective trust qualify as party-in-interest transactions under ERISA and the Code. Additionally, a portion of the Plan’s assets are invested in Aimco common stock. Because Aimco is the Plan sponsor, Plan transactions involving Aimco common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.
Note 3 —Fair Value Measurements and Investments
The Plan’s investments are held in trust by Fidelity Management Trust Company, the trustee of the Plan. In accordance with GAAP, the Plan measures investments at fair value. Investments measured at fair value on a recurring basis consisted of the following investments classified as Level 1 in the fair value hierarchy, as of December 31:

	2016	2015
Aimco common stock	$3,910,863	$3,517,228
Interest-bearing cash held by Aimco Stock Fund	1,194	1,147
Mutual funds	71,192,571	67,132,583
Total investments measured at fair value	$75,104,628	$70,650,958
The valuation methodologies used to measure the fair values of common stock and mutual funds use a market approach with quoted market prices from active markets, which are classified within Level 1 of the fair value hierarchy defined by GAAP.
The fair value of the Aimco common stock is based on the closing price per the New York Stock Exchange. At December 31, 2016 and 2015, this fund held 86,048 shares and 87,865 shares of Aimco common stock.
The Fidelity MIP Fund is a common/collective trust fund designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. Investments in the Fidelity MIP Fund are recorded at fair value, using the NAV practical expedient and are not included in the table above. The fair value of the Fidelity MIP Fund has been estimated based on the fund’s NAV provided by Fidelity Management Trust Company, which is based on the contract value of the underlying investment contracts held by the fund. At December 31, 2016 and 2015, the fair value of the Plan’s investments in the Fidelity MIP Fund was $3,761,745 and $3,559,560, respectively.
Note 4 —Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to net assets per the Plan’s Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$80,187,205	$75,433,256
Plus: Excess contributions payable	88,934	134,556
Net assets per the Form 5500	$80,276,139	$75,567,812
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Plan’s Form 5500:

December 31, 2016
Net increase in net assets available for benefits per the financial statements	$4,753,949
Less: Decrease in excess contributions payable	(45,622)
Net income per the Form 5500	$4,708,327
Refunds of excess contributions are reflected in the Form 5500 as benefit payments when paid to participants and have been recorded as a liability with a corresponding reduction to contributions and net appreciation/depreciation in fair value of investments as described in Note 2.

Aimco 401(k) Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
EIN: 84-1259577
Plan Number: 002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Current Value
Common stock:
*Aimco Stock Fund	86,048	shares	$3,912,057
Fidelity Investment Mutual Funds:
*Growth Company Fund	80,076	shares	10,940,823
*Fidelity Real Estate Fund	54,300	shares	2,263,773
*Low-Priced Stock Fund	76,371	shares	3,775,015
*Fidelity Freedom Income Fund	103,082	shares	1,196,785
*Fidelity Freedom 2010 Fund	70,487	shares	889,541
*Fidelity Freedom 2020 Fund	277,361	shares	3,871,959
*Fidelity Freedom 2030 Fund	381,447	shares	5,675,934
*Fidelity Freedom 2040 Fund	315,232	shares	4,867,177
*Fidelity Freedom 2050 Fund	111,609	shares	1,789,099
*Fidelity Freedom 2060 Fund	6,290	shares	65,546
500 Index Fund	154,588	shares	12,111,998
Money Market Trust Retirement Money Market Portfolio	3,933,313	shares	3,933,313
Fidelity Management Trust Company
Common/Collective Trust Fund:
*Managed Income Portfolio Fund	3,761,745	shares	3,761,745
Other investment mutual funds:
Pacific Investment Management Company Real Return Fund	106,981	shares	1,168,235
Harbor International Fund	49,736	shares	2,905,097
H&W High Yield Fund	24,677	shares	296,369
Dodge and Cox Fund	28,162	shares	5,190,170
Vanguard Total International Stock Index Fund	28,835	shares	710,211
Vanguard Explorer Fund	58,523	shares	4,705,220
American Beacon Small Cap Value Fund	49,720	shares	1,373,751
MetWest Total Return Bond Fund	349,400	shares	3,462,555
*Participant loans	Interest rates range from 5.25% to 10.25% with various maturities		1,283,368
			$80,149,741
*Indicates a party-in-interest to the Plan
Note: Column (d), cost information, is not applicable because all the investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2017
AIMCO 401(k) RETIREMENT PLAN

By: /s/ JENNIFER JOHNSON

Jennifer Johnson
Senior Vice President, Human Resources

By: /s/ PAUL BELDIN

Paul Beldin
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.

23.1	Consent of Ernst & Young LLP